UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 April 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update April 2021

Trading Update - April 2021

Key Highlights

●        Positive start to the year with Q1 like-for-like sales +3%
●        Good underlying demand & continued pricing progress across key markets
●        Year-to-date acquisition spend $0.2bn; strong pipeline of opportunities
●        $0.2bn divestment of Brazil cement business complete
●        Share buyback programme ongoing; $0.3bn tranche to be completed by end of June
●        H1 Group EBITDA expected to be well ahead of prior year

Albert Manifold, Chief Executive, said today:
"We had a positive start to the year in a seasonally quiet period for our business with good underlying demand and pricing progress across our key markets. While near-term uncertainties remain, we expect first-half profitability to be well ahead of the prior year period which experienced a heavily disrupted second quarter due to COVID-19. As we look ahead to the second half of the year, we expect further normalisation in our markets as the health situation continues to improve."

Announced Wednesday, 28 April 2021

Health & Safety

The health and safety of our people remains our number one priority as many of our markets continue to be affected by the spread of COVID-19. Our primary focus is to ensure that we provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Trading Summary

First quarter like-for-like1 sales increased by 3% compared with the same period last year as a particularly strong performance in Building Products was partly offset by weather disruption in our materials businesses in North America and Europe.

Americas Materials

Like-for-like sales for our Americas Materials operations were 1% behind 2020, as the impact of harsh winter weather conditions on volumes during February was partly offset by strong commercial management. The bidding environment remains stable while there is positive momentum on infrastructure stimulus efforts. This notably seasonal business typically sells less than 10% of annual asphalt volumes and less than 20% of aggregates, readymixed concrete and cement volumes in the first quarter of the year.

Key Products in Brief

●  Aggregates: Q1 like-for-like aggregates volumes were 4% behind 2020 impacted by adverse weather conditions; average year-to-date prices increased by 3%.

●  Asphalt: Unfavourable weather resulted in volumes 6% behind on a like-for-like basis; average prices were 3% behind, however margins increased due to lower input costs.

●  Readymixed Concrete: Volumes were 2% ahead on a like-for-like basis, driven by strong demand across most regions; average prices were 5% ahead with increases across all regions.

●  Cement: Q1 like-for-like volumes were 5% ahead of 2020 with strong demand in our West region; prices were 4% ahead with good momentum in both the United States (US) and Canada.

Europe Materials

Like-for-like sales were 1% ahead of 2020, as challenging weather at the start of the year was offset with improved trading in March. The pricing environment remained favourable.

Key Markets in Brief

●  Western Europe: Overall Q1 like-for-like sales were broadly in line with 2020 with mixed performances regionally. Sales in the United Kingdom were ahead with strong volumes across most lines of business, supported by good demand in the infrastructure and residential sectors. In France, cement volumes were well ahead of the prior year which was impacted by COVID-19 related shutdowns. Adverse weather impacted activity levels in Finland and Germany while COVID-19 restrictions in Ireland resulted in lower cement volumes than prior year. Pricing progress continued.

●  Eastern Europe: Q1 like-for-like sales were behind prior year as harsh winter weather impacted volumes in Poland which was partly offset by resilient demand in North Danube and Serbia; overall cement pricing was ahead.

●    Asia: Strong cement volumes in Q1 were partly offset by lower prices, resulting in increased sales compared to 2020.

1 Like-for-like movements exclude the impact of currency exchange, acquisitions and divestments

Building Products

First quarter like-for-like sales were 12% ahead of 2020, reflecting strong demand for residential construction, particularly in North America, partly offset by lower activity levels in the non-residential sector.

Key Products in Brief

●  Architectural Products: Like-for-like sales were 27% ahead supported by strong underlying demand for outdoor living products and good early season purchasing by homecenters in the US.

●  Building Envelope: Like-for-like sales were 5% behind Q1 2020 as a result of reduced non-residential activity due to COVID-19 related uncertainty and lower backlogs entering 2021.

●  Infrastructure Products: Like-for-like sales were 3% ahead as good demand in both the European and North American telecoms and energy sectors was partly offset by adverse weather.

●  Construction Accessories: Stronger residential demand, more project work and fewer pandemic restrictions in key markets resulted in like-for-like sales 3% ahead.

Capital Allocation Update

Share Buyback Programme

As announced on 8 March 2021, reflecting our strong financial position and commitment to returning excess cash to shareholders, the Group recommenced its share buyback programme with a further tranche of $0.3 billion to be completed no later than 24 June 2021.

Development Activity

The Group has spent c. $0.2 billion on four acquisitions in the year to date, the largest of which was a Building Products pipe and precast concrete business, expanding our Infrastructure Products footprint in the Midwest of the US.

On the divestment front, the Group completed the divestment of its Brazil cement business for consideration of $0.2 billion, as well as two smaller transactions resulting in total business and asset disposal proceeds of c. $0.3 billion.

Trading Outlook

Despite near-term uncertainties, we expect Group EBITDA for the seasonally less significant first half of the year to be well ahead of the first half of 2020 which was adversely impacted by COVID-19 related disruption in the second quarter (H1 2020: $1.59 billion). We anticipate further normalisation in our markets in the second half of the year as the health situation continues to improve. Given the resilience of our business model and strength of our balance sheet we remain well positioned to benefit from the growth opportunities that lie ahead.

CRH will report its interim results for the six months ending 30 June on Thursday, 26 August 2021.

CRH plc will host an analysts' conference call at 14:00 BST on Wednesday, 28 April 2021 to discuss the Trading Update. To join this call please dial: +353 (0) 1 506 0650, confirmation code 7465477 (further international numbers are available here). A recording of the conference call will be available on the Results & Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold            Chief Executive

Senan Murphy               Finance Director

Jim Mintern                   Finance Director Designate

Frank Heisterkamp        Director of Capital Markets & ESG

Tom Holmes                  Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 29 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2020 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 April 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary